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Invest in Pipeline2Space

Now Launching: Get in on the Ground Floor of On-Demand Space Delivery

The space industry is taking off, but when it comes to the biggest opportunities, everyday investors are left on earth. Case in point: SpaceX raised $750M just last year, but only an elite few had access to that opportunity. We're doing things differently. Join us as a ground-floor shareholder in our transformative space-launch platform as we gear up to disrupt this booming market.



Min. Investment   Share Price

Form C   Offering Circular

Investment Highlights

Disruptive cargo-to-space hypersonic launch technology

Mach 7

Proven platform exit velocity to replace big first-stage rocket booster

2X

Better payload-to-weight than rockets

100+

Planned space payload launches per month

Proven Partners



University

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Washington

Partner company building hypersonic ram accelerator

Pipeline2Space has licensed intellectual property from the University of Washington

Member of the 2023 program

Market growth potential

$9B

Market for space launches*

$1T

Space Economy Forecasted Growth By 2040*

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Rapidly Growing Demand to Put Satellites in Space

Our breakthrough technology targets the booming light-lift space launch sector, catering to the surging demand for quick, cost-effective access to space. Traditional rockets are limited, slow, expensive, and can't meet current demand. Our innovative launch platform curated to individual launches promises reliability, increased launch volume, and affordable pricing. Join us on this journey to transform the future of space exploration as the demand for space launch is projected to boom to $1T by 2040*.



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Problem

The Challenges with Traditional Rocket Launch Systems



There's already a growing backlog for space launch capacity to put satellites and cargo in space but fewer than 200 rockets will launch this year. Our technology is capable of launching cargo-to-space flights on-demand and more than 100 times per month.

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Revolutionizing Space Access with In-Ground Hypersonic Launch

Our groundbreaking in-ground launch system uses a patented ram accelerator technology to propel payloads to the edge of space. Unlike traditional rockets, we eliminate the need for the massive first-stage booster, making launch efficient, eco-friendly, and cost-effective. With demonstrated hypervelocity speeds, we're breaking boundaries and offering a game-changing solution for on-demand space access.



100+ launches per month

50 to 500kg satellite and cargo payloads

<$5,000/kg estimated launch costs

Frequent and Reliable launches

Flexible scheduling

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Traction

Proven Success & What's Next on Our Horizon


ROCKET ROAD

We've showcased our capabilities for hypersonic launch at Spaceport America in New Mexico with our partner and we've achieved Mach 7 speeds, exceeding sp

requirements.

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Smallest individual payload
to space

Most same-day space
launches

Most launches from a single
mission system

Competitive Advantage

How We're Reshaping Spaceflight Economics

We're committed to
affordability, projecting launches
under $5,000/kg. Our emphasis
on a reusable launch system and
flight volume promises cost
reduction and increased launch
frequency. With thousands of
successful field tests in subscale



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flights, our technology is ready

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Business Model

Profitable & Sustainable: How We Make Money

We aim to generate revenue through four diverse streams:



Satellite and Cargo Delivery to Orbit: Competitive pricing for delivering payloads, with future cost projections as low as $5,000/kg.

Sub-Orbital Drone Launch & More: Offering sub-orbital launches for various applications.

Government Contracts:

Future Streams: Leasing in-ground launch systems, space depot stations, and orbital/lunar launch services offer flexibility and growth potential.

Our low-cost, resilient, and reusable in-ground hypersonic launch system ensures a strong foothold in the expanding space market.

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Perks

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Investor Exclusive Perks

Tier	Tier	Tier	Tier
Invest **$5,000+**	Invest **$10,000+**	Invest **$25,000+**	Invest **$50,000+**
5% bonus shares	7% bonus shares	10% bonus shares	12% bonus shares

Tier	Tier
Invest **$100,000+**	Invest **$250,000+**
and receive a Site Tour (US unlimited, Non-US citizen tour some limitations) + 15% bonus shares	and receive, Zero G Flight & VR headset experience w/ CEO 15% bonus shares

*All perks occur after the offering is completed. For time-based perks: The 1st 14 days begins upon the filing of the Form C being reflected on the SEC's EDGAR System, and concludes on the 14th day at 11:59 pm PST (6:59 am UTC the next day (UTC+7).

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Meet the Space Launch Pioneers Behind Pipeline2Space

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Mark C. Russell

ASTRONAUT (CANDIDATE), FOUNDER, DIRECTOR, VISIONARY AERO/ASTRO ENGINEER, AND INVESTOR

BIO +

Greg Seymour

P2S CO-FOUNDER AND DIRECTOR

BIO +

General Steven Kwast

DIRECTOR

BIO +

Timothy Mitrovich

DIRECTOR

BIO +

 

Stephanie Koster

ADVISOR

BIO +

Michelle Carbon

CHIEF FINANCIAL OFFICER

BIO +

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Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

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This website contains forward-looking statements. These statements may include the words "believe", "expect", "anticipate", "intend", "plan", "estimate", "project", "will", "may", "targeting" and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Pipeline2Space, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Sources:

*Market for Space Launches

*Projected Market Growth (Aerospace America) (Morgan Stanley) (Bank of America)

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